Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of July 2006,
Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: July 18, 2006	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, June 18, 2006 Page 1 of 2

PRESIDENT AND CEO HANS STRÅBERG’S COMMENTS ON
OPERATIONS FOR THE FIRST HALF YEAR 2006
During the first half year we have continued to focus on our strategy including strengthening our brands, successful marketing, extensive product innovation and cost reductions. Through our strategy we have been able to mitigate significant raw material price increases. More importantly, however, we have laid the foundation for margin expansion and future growth and our ambition remains to reach industry average and beyond.
With the completion of the Outdoor Products spin-off we are, in addition to executing on our strategy, exploring all other potential areas of value creation. Among others, we will evaluate our capital structure. Our strong cash flow, in combination with divestitures and the Husqvarna spin-off, has left us with an overly strong balance sheet for our business needs giving us the opportunity to shift out funds to our shareholders. We will also, in light of our new structure, address our selling and administrative costs including our group common cost.
Turning to the half year just completed, the basic demand for products in our markets around the world has been robust. Backed up by this healthy demand development, we have announced price increases for the American market to compensate for increasing material costs. An even more important point is that we are continuing to see an improved mix as a result of previous product launches. Also in the second quarter we saw that innovative products with an attractive design are taking share in the higher price segments. This strategy is being fortified by our work to strengthen the Electrolux brand around the world. Today we have also announced that we entered a collaboration with Sharp to develop a new innovative range of mid-sized frost-free refrigerators. This project is part of a broader strategic collaboration within major appliances between the two companies.
We have intensified our work during this half-year period to move production from high-cost countries to countries with a lower cost base. The refrigerator production in Juarez, Mexico, will reach full capacity in the third quarter. In the approaching second half, we will no longer be weighed down by the double cost of operating two factories in parallel, now that the plant in Greenville, Michigan, USA, has closed. We are also seeing the results of our savings programs. We are about halfway through our factory restructuring program, which will give full effect in 2010 of between SEK 2.5 and 3.5 billion savings per year.
According to plan we improved our results compared to last year, but I am not satisfied with the result development in Europe. The strike in Nuremberg, Germany, caused more of a setback in sales than we had anticipated during the first half. We are now in the process of winning back the lost market share, but this work takes time. One result of the strike is that we will discontinue production in Nuremberg nearly one year sooner than we planned, namely in the first quarter of 2007. The implementation of the European Union’s RoHS (Restriction of Hazardous Substances) directive also had a negative effect on the result, through selling off products before the directive became effective on July 1.
After a short period of stable material costs, we began to see another rise in raw material prices. Since 2004, the Electrolux cost of materials has increased more than SEK 5 billion, equivalent to approximately 5% of our sales. Thanks to our well implemented cost savings programs, we have been able to compensate for increased raw material costs. We expect to limit the effects of the current material cost increases by implementing further savings programs and selective price increases.

I expect the results for 2006 to reach our previously released expectations, which means that operating results for Electrolux Indoor products, excluding items affecting comparability, are expected to be somewhat higher than 2005.
About the Electrolux Group
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees, excluding outdoor products. For more information, visit http://www.electrolux.com/press.